EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
El Paso Electric Company
We consent to the use of our report dated February 25, 2011, with respect to the consolidated balance sheets of El Paso Electric Company and subsidiary as of December 31, 2010 and 2009, and the related consolidated statements of operations, comprehensive operations, changes in common stock equity, and cash flows for each of the years in the three-year period December 31, 2010 and the effectiveness of internal control over financial reporting as of December 31, 2010, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP
Houston, Texas

December 2, 2011